Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
New Gold Inc. (“New Gold”) 666 Burrard Street, Suite 3110 Vancouver, British Columbia, V6C 2X8
Item 2.	Date of Material Change
April 3, 2011.
Item 3.	News Release

A press release with respect to the material change referred to in this material change report was issued by New Gold on April 4, 2011 and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change

On April 4, 2011, New Gold announced that it and Richfield Ventures Corp. (“Richfield”) had entered into a definitive agreement whereby New Gold will acquire all of the outstanding common shares of Richfield in exchange for common shares of New Gold and a nominal cash consideration by way of a court approved plan of arrangement (the “Arrangement”).

Item 5.	Full Description of Material Change
(All figures are in Canadian dollars unless otherwise indicated)

Before markets opened on April 4, 2011, New Gold announced that it and Richfield had entered into a definitive agreement whereby New Gold will acquire, through the Arrangement, all of the outstanding common shares of Richfield. Under the terms of the Arrangement, each Richfield shareholder will receive 0.9217 of a New Gold common share and a nominal cash consideration of $0.0001 for each Richfield share held. The offer values Richfield at $10.38 per share or approximately $550 million.

The acquisition of Richfield by New Gold is expected to be completed by way of a court approved plan of arrangement. The number of New Gold common shares to be issued will be approximately 49 million based on Richfield's fully diluted in-the-money common shares outstanding. Richfield's stock options outstanding on the effective date of the Arrangement will be exchanged for Richfield shares on a cashless exercise basis in accordance with the terms of the plan of arrangement and then such Richfield shares will be exchanged for New Gold common shares and the nominal cash consideration. Richfield's warrants outstanding on the effective date will become exercisable into the Arrangement consideration following the completion of the Arrangement. Prior to the effective date, Richfield will accelerate the expiry of those outstanding warrants subject to an expiry abridgement clause. The Arrangement is expected to close in June 2011 and upon closing Richfield shareholders will own approximately 10.4% of New Gold on a fully diluted in-the-money basis.

The Arrangement has been approved unanimously by the Boards of Directors of New Gold and Richfield and will be subject to, among other things, the favourable vote of 66 2/3% of the votes cast by holders of the Richfield common shares and options voting as a single class at a special meeting of Richfield securityholders called to approve the transaction which is expected to take place in late May or early June 2011. New Gold's and Richfield's respective financial advisors have each provided verbal opinions as to the fairness of the transaction, from a financial point of view. Directors and Officers of Richfield have entered into voting agreements with New Gold under which they have agreed to vote in favour of the Arrangement, their Richfield shares and options, which represent approximately 15.8% of Richfield's outstanding common shares and options as of April 1, 2011.

In the event that the Arrangement is not completed, Richfield has agreed, under certain circumstances, to pay New Gold a termination fee equal to $18 million. Richfield has also provided New Gold with certain other customary rights, including a right to match competing offers. In addition, if Richfield securityholders do not approve the transaction, Richfield has agreed to pay an expense fee of $1 million to New Gold.

The main asset of Richfield is the Blackwater Project, a bulk-tonnage gold project located in central British Columbia, approximately 450 kilometres north of New Gold’s New Afton Project. The project area covers 23,670 hectares, with Richfield owning 100% of the southern claims and 75% of the adjacent northern claims. Silver Quest Resources Ltd. owns the remaining 25% of the northern Davidson claims. On March 2, 2011, Richfield announced the initial mineral resource estimate for the Blackwater Project with the majority of the drilling supporting the estimate having been done on the 100%-owned southern portion of the project.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.
Item 7.	Omitted Information
No information has been omitted.
Item 8.	Executive Officer
Susan Toews, Vice President, Legal Affairs, and Corporate Secretary
(604) 639-2003
Item 9.	Date of Report
April 11, 2011

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this report, including any information relating to New Gold's and/or Richfield’s future financial or operating performance may be deemed "forward looking". All statements in this report, other than statements of historical fact, that address events or developments that New Gold/Richfield expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of the relevant management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold/Richfield's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the Arrangement will be completed successfully on the terms agreed upon by the parties and that the business of Richfield will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. In the case of New Gold, such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In the case of Richfield, such risks include, among other risks, the approvals of regulators, availability of funds, the results of financing and exploration activities, the interpretation of drilling results and geological data, project cost overruns or unanticipated costs and expenses. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's and Richfield’s continuous disclosure documents filed on and available at www.sedar.com.  Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this report are qualified by these cautionary statements. New Gold/Richfield expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.